EX-99.a.4

Officer Certificate
of
The Olstein Funds

Resolutions creating Adviser Class shares of the Olstein Strategic Opportunities Fund series of The Olstein Funds

Pursuant to Article V,  Section 9 of the Amended and Restated Bylaws of The Olstein Funds, a Delaware statutory trust (the "Trust"), the undersigned does hereby certify the following:

1.	He is the duly elected, qualified and acting Treasurer of the Trust.
2.
Attached  hereto, having the status of an amendment to the Trust's Agreement and Declaration of Trust, as amended (the  "Declaration"), pursuant to Article III,  Sections 1, 5 and 6 of the  Declaration, is a true and complete copy of the resolutions adopted by the Board of Trustees of the Trust with respect to the establishment and designation of Adviser Class shares of the Olstein Strategic Opportunities Fund series of the Trust.

3.	The resolutions were duly adopted by the Trust's Board of Trustees on February 27, 2015. Such resolutions remain in full force and effect as of the date hereof.

IN WITNESS  WHEREOF, the undersigned has caused this certificate to be signed as of the 27th day of February, 2015.

/s/ Michael Luper
Michael Luper, Treasurer
The Olstein Funds

Resolutions Adopted on February 27, 2015:

RESOLVED, that an additional class of shares of beneficial interest of the Strategic Opportunities Fund, as set forth in the meeting materials, is hereby established and designated as “Adviser Class,” as distinguished from the currently authorized shares of the Strategic Opportunities Fund, and an unlimited number of shares of beneficial interest, each with a par value of $0.001, are hereby classified and allocated to such Adviser Class shares of the Strategic Opportunities Fund; and it is further

RESOLVED, that each Adviser Class share of the Strategic Opportunities Fund shall represent a proportionate interest in the same portfolio of investments as the shares of the existing classes of the Strategic Opportunities Fund, and shall have the rights, preferences, privileges, and limitations as set forth in the governing instrument of the Trust, except that:

(1) The dividends and distributions of investment income and capital gains with respect to Adviser Class shares of the Strategic Opportunities Fund shall be in such amounts as may be declared from time to time by the Board of Trustees (or declared and paid in accordance with a formula adopted by the Board), and such dividends and distributions may vary from the dividends and distributions of investment income and capital gains with respect to shares of the other classes of the Strategic Opportunities Fund to reflect differing allocations of the expenses of the Strategic Opportunities Fund among the shares of such classes and any resultant difference among the net asset values per share of the shares of such classes, to such extent and for such purposes as the Board may deem appropriate.  The allocation of investment income and capital gains and expenses and liabilities of the Strategic Opportunities among its classes shall be determined by the Board in a manner that is consistent with the Multiple Class Plan, as amended and restated.

(2) Except as may otherwise be required by law pursuant to any applicable order, rule or interpretation issued by the U.S. Securities and Exchange Commission (“SEC”), or otherwise, the holders of Adviser Class shares shall have (i) the exclusive voting rights with respect to any matter submitted to a vote of shareholders that affects only holders of shares of the Adviser Class, including, without limitation, the provisions of any distribution plan applicable to the Adviser Class, and (ii) no voting rights with respect to the provisions of any distribution plan applicable to any other series of the Trust or with regard to any other matter submitted to a vote of shareholders that does not now or in the future affect holders of shares of the Adviser Class.